UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PIMCO CAPITAL SOLUTIONS BDC CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Pacific Investment Management Company LLC Attention: Zephram Yowell, Senior Vice President, Senior Counsel 650 Newport Center Drive Newport Beach, California 92660 (949) 720-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Persons:
Pacific Investment Management Company LLC

2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☐

3. SEC Use Only

4. Source of Funds:
OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
25,387,884.42 (1)
8. Shared Voting Power
0
9. Sole Dispositive Power
25,387,884.42 (1)
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,387,884.42 (1)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11
100%

14. Type of Reporting Person

IA, OO

 (1) The shares reported herein for the Reporting Person represent the securities of the Issuer that are held indirectly by PIMCO Tactical Opportunities Master Fund Ltd., PIMCO OP Trust Flexible Credit Fund, L.P., and PIMCO Private Income Fund II LP (see Item 2 of this Schedule 13D).

 Item 1. Security and Issuer
This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of PIMCO Capital Solutions BDC Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 650 Newport Center Drive, Newport Beach, CA 92660.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO” or the “Reporting Person”).

The principal business address of PIMCO is 650 Newport Center Drive, Newport Beach, CA 92660.

Each of PIMCO Tactical Opportunities Master Fund Ltd. (“Tac Ops”), PIMCO OP Trust Flexible Credit Fund, L.P. (“OP Trust”), and PIMCO Private Income Fund II LP (“PIF II”) was formed solely for the purpose of investment holding. PIMCO Capital Solutions US Feeder LP (“Feeder Fund”) is the direct holder of the Shares beneficially owned by PIMCO.

Each of Tac Ops, OP Trust, and PIF II (each, a “PIMCO Entity” and collectively, the “PIMCO Entities”) are pooled investment funds that invest (among other things) in operating companies and together own 100% of the limited partnership interests of the Feeder Fund. The Feeder Fund owns directly 100% of the Shares of the Issuer.  PIMCO GP LII, LLC (“PIMCO GP”) is the sole general partner of the Feeder Fund.  PIMCO is the sole managing member of PIMCO GP, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by the Feeder Fund, provided however, the Feeder Fund currently intends to seek instructions from its limited partners with regard to the voting of Shares of the Issuer. PIMCO has entered into an investment management agreement with each PIMCO Entity and has the power to make voting and investment decisions for each PIMCO Entity regarding the securities of the Issuer for which the Feeder Fund seeks instructions.

PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investors.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The working capital of the PIMCO Entities was the source of funds for the provision of capital contributions to the Feeder Fund and the Feeder Fund used the proceeds to purchase Shares of the Issuer.

Item 4. Purpose of Transaction

On June 9, 2022, each PIMCO Entity entered into a subscription agreement (the “Subscription Agreements”) with the Feeder Fund. Pursuant to the Subscription Agreements, the PIMCO Entities made capital contributions to the Feeder Fund for an aggregate purchase price equal to $15,000. Subsequently, the Feeder Fund made a capital contribution to, and the Issuer issued 1,500 Shares, for an aggregate purchase price equal to $15,000.

On June 29, 2022, PIMCO Entities made capital contributions to the Feeder Fund, and the Feeder Fund subsequently made a capital contribution to the Issuer. On June 30, 2022, pursuant to transfer agreements dated June 29, 2022 and June 30, 2022, PIMCO Tactical Opportunities Master Fund Ltd. made a capital contribution to the Feeder Fund, which was automatically deemed a capital contribution by the Feeder Fund to the Issuer.

Subsequently, as a result of these transactions, the Issuer issued 25,386,384.42 Shares to the Feeder Fund for an aggregate purchase price equal to $253,863,844.22.

The purpose of these transactions was to acquire securities of the Issuer for investment purposes. All Shares were issued and sold in reliance upon the available exemptions from the registration requirements of Section 4(a)(2) of the Securities Act of 1933, as amended.

The Reporting Person may acquire additional Shares and other securities of the Issuer from time to time or may dispose of any or all of such Shares or other securities held by it at any time. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional Shares, or other securities convertible into or exchangeable for Shares, or dispose of Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5. Interest in Securities of the Issuer

Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.
The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Act.
In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.
(c) Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Shares during the past sixty days.
(d) The Feeder Fund is the direct holder of the Shares and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding Shares of the Issuer.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses set forth in Items 2, 3, and 4 are incorporated herein by reference in their entirety.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2022	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC /s/ John Lane
Name: John Lane Title: Executive Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States

Qi Wang	Managing Director – Chief Investment Officer, Portfolio Implementation	United States

Julie Meggers	Managing Director – Global Co-Head of Human Resources	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome M. Schneider	Managing Director – Executive Committee	United States

Name and Business Address	Present Principal Occupation	Citizenship

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States